Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen Weeks Ended
August 25, 2013
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$175.9
Add (deduct):
Fixed charges	122.4
Distributed income of equity method investees	5.9
Capitalized interest	(3.8)
Earnings available for fixed charges (a)	$300.4

Fixed charges:
Interest expense	$100.1
Capitalized interest	3.8
One third of rental expense (1)	18.5
Total fixed charges (b)	$122.4

Ratio of earnings to fixed charges (a/b)	2.5

(1) Considered to be representative of interest factor in rental expense.